UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  __)*

Eagle Ford Oil & Gas Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
269519 10 4
(CUSIP Number)
Paul L. Williams Jr.
2951 Marina Bay Drive, Ste 130-369
League City, TX 77573
281-383-9648
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 20, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	269519 10 4

1	NAMES OF REPORTING PERSONS TDLOG, LLC EIN # 26-1908249

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		8,928,557

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,928,557

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,928,557

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	41%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	269519 10 4

1	NAMES OF REPORTING PERSONS Thomas E. Lipar

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,928,557

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,928,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,928,557

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	41%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	269519 10 4

1	NAMES OF REPORTING PERSONS Daniel Trombley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,928,557

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,928,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,928,557

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	41%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
This Schedule 13D relates to the common stock (the “Common Stock”) of the Issuer. The principal executive office of the Issuer is located at 2951 Marina Bay Drive, Ste 130-369, League City, TX 77573.
Item 2. Identity and Background
(a) This Schedule 13D is being filed by TDLOG, LLC, a Texas limited liability company (“TDLOG”), Thomas E. Lipar, an individual residing in Texas and Daniel Trombley, an individual residing in Massachusetts, (together, the “Reporting Persons”). TDLOG is the registered owner of the 8,928,557 shares of Common Stock. Thomas E. Lipar is the owner of 75% of the membership interest of TDLOG. Daniel Trombley is the owner of 25% of the membership interest of TDLOG. Accordingly, Thomas E. Lipar and Daniel Trombley may be deemed to have beneficial ownership of the securities reported herein by virtue of the discretion and authority granted to them to vote and to dispose of the securities held by TDLOG pursuant to TDLOG’s constituent documents.
(b) — (c) The principal business address of TDLOG is 1450 Lake Robbins Drive, Ste 430, The Woodlands, TX 77380. TDLOG’s principal business is investments in the oil and gas industry. Thomas E. Lipar’s principal employment is Chief Executive Officer of LGI Development located at 1450 Lake Robbins Drive, Ste 430, The Woodlands, TX 77380. Dan Trombley’s principal employment is Chief Financial Officer of LGI Development located at 1450 Lake Robbins Drive, Ste 430, The Woodlands, TX 77380.
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) TDLOG is a Texas limited liability company. Thomas E. Lipar and Daniel Trombley are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
On June 20, 2011, TDLOG received 8,928,557 shares of Common Stock pursuant to the Purchase Agreement (the “Purchase Agreement”) by and among the Issuer, TDLOG, Driftwood Resources, L.L. C., Pierre Vorster, and Sandstone Energy, L.L.C., a Texas limited liability company (“Sandstone”). TDLOG used the 50% membership interest it owned in Sandstone as consideration for the Common Stock TDLOG received in the Purchase Agreement transaction.
Item 4. Purpose of Transaction
The shares of Common Stock received by TDLOG under the Purchase Agreement were for the Issuer’s acquisition of 100% member interest in Sandstone for asset growth purposes in the oil and gas industry. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Reporting Persons deem relevant to their investment in the Common Stock and any other securities of the Issuer.

Under the terms of the Purchase Agreement, Thomas E. Lipar was appointed as a director of the Issuer. In addition, Paul L. Williams Jr. was appointed as a director and to serve as Chief Executive Officer of the Issuer. Also, Ralph Sandy Cunningham Jr. was appointed to serve as President and Chief Operating Officer. Finally, Richard Adams was appointed to serve as Chief Financial Officer.
In addition, pursuant to Stock Conversion Agreements executed in connection with the Purchase Agreement, the holders of the Series D Preferred Stock of the Issuer agreed to convert their preferred stock into (a) shares of Common Stock in an aggregate amount of 363,698 shares of Common Stock and (b) Warrant Agreements.
The Reporting Persons will continue to evaluate their investment position in the Issuer and may, depending on the Issuer’s performance and market and other conditions, increase or decrease their investment position in the Common Stock and other securities of the Issuer. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes herein described or whether to adopt plans or proposals regarding the Issuer or any of its securities.
Except as otherwise set forth herein, the Reporting Persons have no specific plans or proposals that relate to or would result in any of the following:
(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a) and (b) TDLOG owns 8,928,557 shares of Common Stock, which represent 41% of the outstanding Common Stock of the Issuer. TDLOG’s power to dispose of such Common Stock is intended to be exempt from the registration requirements of the Securities Act pursuant to 4(2) thereof and Rule 506 of Regulation D promulgated thereunder; and exempt from the registration or qualification requirements of any applicable state securities laws. As a result, the 8,928,557 common shares may not be offered, sold, or transferred by the holder thereof until either a registration statement under the Securities Act or applicable state securities laws shall have become effective with regard thereto, or an exemption under the Securities Act and applicable state securities laws is available with respect to any proposed offer, sale or transfer.

Thomas E. Lipar and Daniel Trombley, as members of TDLOG, may be deemed to have acquired beneficial ownership of 8,928,557 shares of Common Stock, which represent 41% of the outstanding Common Stock of the Issuer.
The Cover Pages of this Schedule 13D are incorporated herein by reference.
(c) Except as set forth in Items 3 and 4, there have been no transactions effected in the shares of Common Stock during the past 60 days by the Reporting Persons.
(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by the Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The responses to Items 3 and 4 are incorporated herein by reference.
Except as set forth above and as described in Items 3 and 4, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits

Exhibit	Description
Exhibit 7.01	Joint Filing Agreement

Exhibit 7.02
Purchase Agreement dated June 20, 2011, Between Eagle Ford Oil & Gas Corp., TDLOG, L.L.C., Driftwood Resources, L.L.C., Pierre Vorster, and Sandstone Energy, L.L.C. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 24, 2011).

Exhibit 7.03	Form of Conversion Agreement for conversion of Series D Preferred Stock (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 24, 2011).

Exhibit 7.04	Model Form Warrant Agreement for Preferred D Shareholder Conversion

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: June 30, 2011

TDLOG, LLC
By:	/s/ Thomas E. Lipar
	Name:	Thomas E. Lipar
	Title:	President

/s/ Thomas E. Lipar
Thomas E. Lipar

/s/ Daniel Trombley
Daniel Trombley